

July 24, 2013

Via E-mail
Mr. Donald Keith Mosing
Chief Executive Officer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

> **Re:** **Frank's International N.V.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 16, 2013**
> **File No. 333-188536**

Dear Mr. Mosing:

We have reviewed your letter dated July 22, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the headings "Certain Netherlands Income and Estate Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" to delete the term "certain" therefrom. Please similarly have counsel revise their tax opinions.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 49

Liquidity and Capital Resources, page 60

New Credit Facilities, page 62

2. Please expand the disclosure to discuss how interest rates on each credit facility will be calculated each three months.

Management, page 93

Committees of the Supervisory Board, page 97

Audit Committee, page 97

3. Please disclose Mr. Erickson's relevant experience for purposes of being an audit committee financial expert.

Certain Netherlands Income and Estate Tax Considerations, page 136

4. The presentation in this section is not clear. The header paragraph indicates that "[a]ll statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Van Campen Liem (Liem & Partners N.V.)." However, the Introduction paragraph indicates that this is a "summary." If you retain this presentation, revise throughout this section to make it clear to the reader which are "the matters of law and legal conclusion."

Certain U.S. Federal Income Tax Considerations, page 142

5. The presentation in this section is not clear.   In the opening sentence and elsewhere, you refer to this section as a summary. But you also indicate that this section represents the opinion of counsel. More specifically you indicate that "[a]ll statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Vinson & Elkins L.L.P." If you retain this presentation, revise throughout this section to make it clear to the reader which are "the matters of law and legal conclusion."

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-9

Note 2. Pro Forma Adjustments and Assumptions, page F-9

Exercise of Conversion Rights, page F-11

6. Please clarify why the $106 million adjustment representing amounts due to existing owners under the tax receivable agreement is greater than the $77.4 million adjustment to deferred tax asset due to the increase in tax basis of the purchased interests. In this manner, we note the $106 million adjustment represents 85% of the estimated realizable tax benefit resulting from the increase in tax basis of the purchased interests.

Exhibits

7. Please re-file the form of underwriting agreement to include the exhibits and schedules referred to therein, including the form of lock-up agreement. In that regard, we note that in your response letter dated June 24, 2013, you noted our request to file the lock-up agreements.

8. Please obtain and file new or revised legality opinions that address each of the following:

    -   Exhibit 5.1 should include in the meaning of "non-assessable" that shareholders will have no payment obligations to your creditors. Please see Section II.B.1 of Staff Legal Bulletin No. 19; and

    -   Exhibit 8.1 should opine on the tax consequences of the offering, not the manner in which they are described in the registration statement. Counsel should state that the disclosure in the tax sections of the registration statement is its opinion. Please see Section III.C.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas E. McWilliams
        Jeffery K. Malonson